UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for

January 2008 Up 15.7% Year over Year

Mexico City, February 6, 2008 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for January 2008 increased by 15.7% when compared to January 2007.

All figures in this announcement reflect comparisons between January 1 through January 31, 2008 and 2007. Transit and general aviation passengers are excluded.

Domestic
Airport	January 2007	January 2008	% Change
Cancún	203,288	251,258	23.6
Cozumel	4,713	8,336	76.9
Huatulco	22,619	21,604	(4.5)
Mérida	73,641	102,360	39.0
Minatitlán	12,376	13,284	7.3
Oaxaca	31,395	43,423	38.3
Tapachula	18,704	21,349	14.1
Veracruz	59,493	70,638	18.7
Villahermosa	51,995	79,230	52.4
Total Domestic	478,224	611,482	27.9

International
Airport	January 2007	January 2008	% Change
Cancún	786,788	859,481	9.2
Cozumel	36,146	37,771	4.5
Huatulco	14,346	17,516	22.1
Mérida	12,985	10,992	(15.3)
Minatitlán	272	388	42.6
Oaxaca	3,828	5,280	37.9
Tapachula	533	439	(17.6)
Veracruz	5,300	5,814	9.7
Villahermosa	3,706	3,843	3.7
Total International	863,904	941,524	9.0

Total
Airport	January 2007	January 2008	% Change
Cancún	990,076	1,110,739	12.2
Cozumel	40,859	46,107	12.8
Huatulco	36,965	39,120	5.8
Mérida	86,626	113,352	30.9
Minatitlán	12,648	13,672	8.1
Oaxaca	35,223	48,703	38.3
Tapachula	19,237	21,788	13.3
Veracruz	64,793	76,452	18.0
Villahermosa	55,701	83,073	49.1
ASUR Total	1,342,128	1,553,006	15.7

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: February 6, 2008